EXHIBIT 12.1
FEDEX CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(IN MILLIONS, EXCEPT RATIOS)

	Nine Months Ended
	February 28,	February 29,	Year Ended May 31,
	2009	2008	2008	2007	2006	2005	2004

Earnings:
Income before income taxes	$1,551	$2,183	$2,016	$3,215	$2,899	$2,313	$1,319
Add back:
Interest expense, net of capitalized interest	61	84	98	136	142	160	136
Amortization of debt issuance costs	4	4	5	6	5	6	7
Portion of rent expense representative of interest factor	601	595	784	766	842	800	712

Earnings as adjusted	$2,217	$2,866	$2,903	$4,123	$3,888	$3,279	$2,174

Fixed Charges:
Interest expense, net of capitalized interest	$61	$84	$98	$136	$142	$160	$136
Capitalized interest	49	33	50	34	33	22	11
Amortization of debt issuance costs	4	4	5	6	5	6	7
Portion of rent expense representative of interest factor	601	595	784	766	842	800	712

	$715	$716	$937	$942	$1,022	$988	$866

Ratio of Earnings to Fixed Charges	3.1	4.0	3.1	4.4	3.8	3.3	2.5